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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-04236				June 11, 2018
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

JPMorgan Trust II
4. Address of principal executive office (number, street, city, state, zip code):

270 Park Avenue, New York, NY 10017

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SECís Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the companyís securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

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Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the funds listed in Appendix A (each a separate series of JPMorgan Trust II) (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 11, 2018, and from the last examination date (as detailed in Appendix A) through June 11, 2018.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 11, 2018, and from the last examination date (as detailed in Appendix A) through June 11, 2018, with respect to securities reflected in the investment accounts of the Funds.

JPMorgan Trust II

By:	/s/ Joseph Parascondola
Mr. Joseph Parascondola
Assistant Treasurer

February 20, 2019
Date

Appendix A

Fund	Date of last examination
JPMorgan Core Bond Fund	February 28, 2018
JPMorgan Core Plus Bond Fund	February 28, 2018
JPMorgan Equity Income Fund	June 30, 2017
JPMorgan Equity Index Fund	June 30, 2017
JPMorgan Government Bond Fund	February 28, 2018
JPMorgan High Yield Fund	February 28, 2018
JPMorgan International Research Enhanced Equity Fund	October 31, 2017
JPMorgan Intrepid Mid Cap Fund	June 30, 2017
JPMorgan Investor Balanced Fund	June 30, 2017
JPMorgan Investor Conservative Growth Fund	June 30, 2017
JPMorgan Investor Growth & Income Fund	June 30, 2017
JPMorgan Investor Growth Fund	June 30, 2017
JPMorgan Large Cap Growth Fund	June 30, 2017
JPMorgan Large Cap Value Fund	June 30, 2017
JPMorgan Limited Duration Bond Fund	February 28, 2018
JPMorgan Liquid Assets Money Market Fund	February 28, 2018
JPMorgan Market Expansion Enhanced Index Fund	June 30, 2017
JPMorgan Mid Cap Growth Fund	June 30, 2017
JPMorgan Mortgage-Backed Securities Fund	February 28, 2018
JPMorgan Municipal Income Fund	February 28, 2018
JPMorgan Municipal Money Market Fund	February 28, 2018
JPMorgan Short Duration Bond Fund	February 28, 2018
JPMorgan Short-Intermediate Municipal Bond Fund	February 28, 2018
JPMorgan Small Cap Growth Fund	June 30, 2017
JPMorgan Small Cap Value Fund	June 30, 2017
JPMorgan Tax Free Bond Fund	February 28, 2018
JPMorgan U.S. Government Money Market Fund	February 28, 2018
JPMorgan U.S. Treasury Plus Money Market Fund	February 28, 2018

Report of Independent Accountants

To the Board of Trustees of JPMorgan Trust II

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each fund listed in Appendix A (each a separate series of JPMorgan Trust II) (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of June 11, 2018. The Funds’ management is responsible for its assertion and the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 11, 2018, and with respect to agreement of security purchases and sales, for the period from our last examination date (as detailed in Appendix A) through June 11, 2018:

•	Reconciliation of all securities shown on the books and records of the Funds to the statements from J.P. Morgan Chase Bank, N.A. (the “Custodian”);

•	Count and inspection of all securities located in the vault of the Custodian at 4 Chase Metrotech Center, New York, NY 11245 without prior notice to management;

•

Confirmation of all securities of the Funds held at the Depository Trust Company and the Federal Reserve Bank of New York (the “depositories”) in book entry form and review of the reconciliation procedures performed by the Custodian at an omnibus level between the depositories and the books and records of the Custodian;

•

Confirmation of security positions held by the Custodian at foreign sub-custodians and review of the reconciliation procedures performed by the Custodian at an omnibus level between the foreign sub-custodians and the books and records of the Custodian;

•	Confirmation of all repurchase agreements with brokers/banks, or where replies were not received, the application of alternative procedures; and

•

Agreement of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Funds to broker confirmations or, where broker replies were not received, the application of alternative procedures.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds listed in Appendix A complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 11, 2018 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of JPMorgan Trust II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 20, 2019

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Appendix A

Fund	Date of last examination
JPMorgan Core Bond Fund	February 28, 2018
JPMorgan Core Plus Bond Fund	February 28, 2018
JPMorgan Equity Income Fund	June 30, 2017
JPMorgan Equity Index Fund	June 30, 2017
JPMorgan Government Bond Fund	February 28, 2018
JPMorgan High Yield Fund	February 28, 2018
JPMorgan International Research Enhanced Equity Fund	October 31, 2017
JPMorgan Intrepid Mid Cap Fund	June 30, 2017
JPMorgan Investor Balanced Fund	June 30, 2017
JPMorgan Investor Conservative Growth Fund	June 30, 2017
JPMorgan Investor Growth & Income Fund	June 30, 2017
JPMorgan Investor Growth Fund	June 30, 2017
JPMorgan Large Cap Growth Fund	June 30, 2017
JPMorgan Large Cap Value Fund	June 30, 2017
JPMorgan Limited Duration Bond Fund	February 28, 2018
JPMorgan Liquid Assets Money Market Fund	February 28, 2018
JPMorgan Market Expansion Enhanced Index Fund	June 30, 2017
JPMorgan Mid Cap Growth Fund	June 30, 2017
JPMorgan Mortgage-Backed Securities Fund	February 28, 2018
JPMorgan Municipal Income Fund	February 28, 2018
JPMorgan Municipal Money Market Fund	February 28, 2018
JPMorgan Short Duration Bond Fund	February 28, 2018
JPMorgan Short-Intermediate Municipal Bond Fund	February 28, 2018
JPMorgan Small Cap Growth Fund	June 30, 2017
JPMorgan Small Cap Value Fund	June 30, 2017
JPMorgan Tax Free Bond Fund	February 28, 2018
JPMorgan U.S. Government Money Market Fund	February 28, 2018
JPMorgan U.S. Treasury Plus Money Market Fund	February 28, 2018

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